Rule 424(b)(3)
Registration No. 333-121067

PRICING SUPPLEMENT NO. 64 dated January 20, 2006
to Prospectus Supplement dated May 18, 2005
and Prospectus dated May 18, 2005

LEHMAN BROTHERS HOLDINGS INC.

Medium-Term Notes, Series H

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 18, 2005, as supplemented by the Prospectus Supplement, dated May 18, 2005 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	52517PE23

ISIN:	US52517PE232

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount:	$500,000,000

	Total	Per Note
Issue Price:	$500,000,000	100.000%
Agents’ Commission:	$1,750,000	0.350%
Proceeds to Lehman Brothers Holdings:	$498,250,000	99.650%

On the Issue Date, we may, without the consent of the holders of Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agents:	Lehman Brothers
ANZ Securities, Inc.
The Williams Capital Group, L.P.

Agents’ Capacity:	☒ As principal	☐ As agent

☒ The Notes are being offered at a fixed initial public offering price equal to the Issue Price.

☐ The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

Trade Date:	January 20, 2006

Issue Date:	January 25, 2006

Stated Maturity Date:	January 23, 2009

Date From Which Interest Accrues:	☒ Issue Date

☐ Other:____________________

☐ Fixed Rate Note

Interest Rate per Annum:

☒ Floating Rate Note	☐	CD Rate
	☐	Commercial Paper Rate
	☐	Federal Funds (Effective) Rate
	☐	Federal Funds (Open) Rate
	☒	LIBOR Telerate
	☐	LIBOR Reuters
	☐	EURIBOR
	☐	Treasury Rate: Constant Maturity ☐ Yes ☐ No
	☐	Prime Rate
	☐	Eleventh District Cost of Funds Rate
	☐	Other: _______________________

Index Maturity:	3 Months

Spread:	Plus 0.09%

Spread Multiplier:	Not applicable

Maximum Rate:	Not applicable

Minimum Rate:	Not applicable

Interest Payment Dates:

Quarterly, on each January 23, April 23, July 23, and October 23, commencing on April 24, 2006; provided that if such day is not a New York business day or London business day, then such day will be the following New York business day and London business day, unless such day falls in the following month in which case it will be the preceding New York business day and London business day.

Interest Determination Dates:	Two London business days prior to each Interest Reset Date

Interest Reset Dates:	In respect of the first Interest Payment Date, the Issue Date, and in respect of each Interest Payment Date thereafter, the immediately preceding Interest Payment Date

Calculation Agent:	Citibank, N.A.

Optional Redemption:	Not applicable

Authorized Denominations:	$100,000 and whole multiples of $100,000

Form of Note:	☒ Book-entry only (global)	☐ Certificated

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings Inc. has agreed to sell to Lehman Brothers Inc. and the other agents set forth below (collectively, the “Agents”), and each of the Agents has agreed severally to purchase, the principal amounts of Notes set forth opposite its name below:

Agents	Principal Amount of the Notes

Lehman Brothers Inc.	$490,000,000
ANZ Securities, Inc.	5,000,000
The Williams Capital Group, L.P.	5,000,000
Total	$500,000,000

The Agents are committed to take and pay for all of the Notes, if any are taken.  The Agents propose to offer the Notes initially at a public offering price equal to the Issue Price set forth above and may offer the Notes to certain dealers at such price less a concession not in excess of 0.20% of the principal amount of the Notes. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agents.

Lehman Brothers Holdings has agreed to indemnify the Agents against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the Prospectus. Lehman Brothers Holdings will pay certain expenses, expected to be approximately $75,000, associated with the offer and sale of the Notes.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agents that they may make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

Lehman Brothers Holdings or an affiliate may enter into swap agreements or related hedge transactions with one of Lehman Brothers Holdings’ other affiliates or unaffiliated counterparties in connection with the sale of the Notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

Certain of the Agents and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and/or general financing and/or banking services to Lehman Brothers Holdings and its affiliates, for which they have in the past received, and may in the future receive, customary fees.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Agent has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

(a)                                  in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to the Notes which has been approved by the competent authority in that Relevant Member State  or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b)                                 at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c)                                  at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d)                                 at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that

Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each Agent has represented and agreed that:

(a)                                  in relation to any Notes which have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of Section 19 of the FSMA by the Issuer;

(b)                                 it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(c)                                  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Each Agent has agreed that it will comply with all applicable laws and regulations in force in any jurisdiction in which it offers or sells the Notes or possesses or distributes the prospectus supplement, the accompanying prospectus or any other offering material and will obtain any consent, approval or permission required by it for the offer or sale by it of the Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such offers or sales.

Certain of the Agents may not be U.S. registered broker-dealers and accordingly will not effect any sales within the United States except in compliance with applicable U.S. laws and regulations, including the rules of the NASD.

Certain of the Agents may make the securities available for distribution on the Internet through a proprietary website and/or a third-party system operated by Market Axess Corporation, an Internet-based communications technology provider.  Market Axess Corporation is providing the system as a conduit for communications between such Agents and their customers and is not a party to this offering. Market Axess Corporation, a registered broker-dealer, will receive compensation from such Agents based on transactions that such Agents conduct through the system.  Such Agents will make the securities available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.